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                                                                   EXHIBIT 8.15


                                    July __, 1997



NICHOLAS-APPLEGATE MUTUAL FUNDS

    Re:  Custodian Services Fees
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Dear Sir/Madam:

    This letter constitutes our agreement with respect to compensation to be paid to PNC Bank, National Association ("PNC") under the terms of a Custodian Agreement dated April 1, 1993 between PNC and Nicholas-Applegate Mutual Funds ("you" or the "Fund"), as amended from time to time (the "Agreement") with respect to Nicholas-Applegate Emerging Markets Bond Fund and Nicholas-Applegate Global Blue Chip Fund (each individually a "Portfolio" and together the "Portfolios"). Pursuant to Paragraph 11 of the Agreement, and in consideration of the services to be provided to you, you will pay PNC the following:

    1. Asset-based fees, payable monthly and calculated daily, based on the average gross assets of the Portfolios of the Fund in the aggregate:

         .0125% of the first $1 billion of average gross assets
         .0100% of average gross assets over $1 billion

    2.   Each Portfolio shall pay PNC transaction charges as follows:

    Physical delivery   $25.00
    Fed Book entry      $10.00
    Depository eligible           $10.00    ($6.50 for the Nicholas-Applegate
                                            Emerging Growth Fund)
    GNMA depository               $15.00
    Repo with PNC       $ 7.50    --        Round-trip per piece of collateral
    Repo outside PNC              $15.00    --   Round-trip per piece of
                                            collateral
    Options contract    $30.00
    Futures contract    $50.00

    A transaction includes each buy, sell, maturity, "receive", "deliver", exercise or expiration of any of the types of items listed above.

    3. Each Portfolio shall pay PNC's out-of-pocket expenses, including, but not limited to, incremental costs in providing foreign custody services, federal express, confirmation fees and federal reserve wire fees.

    4. The minimum monthly fee shall be $1,000 per Portfolio, exclusive of transaction charges, balance debits, out-of-pocket charges and other miscellaneous charges.

    5. PNC will sweep any net excess cash balances daily into an investment vehicle designated in writing by the Fund and agreed to by PNC and will credit the Fund with such sweep earnings on a monthly basis. PNC will be paid .25% of assets swept.

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    6.   PNC will track the daily net cash balance and credit toward the custody fees each month an amount equal to 85% of the daily net excess cash balance minus 100% of the daily overdrawn cash balance multiplied by the average federal funds rate for that month.

    If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                        Very truly yours,

                        PNC BANK, NATIONAL ASSOCIATION



                        By:
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                             Title:


Accepted:

NICHOLAS-APPLEGATE MUTUAL FUNDS



By:
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    Title:


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